Exhibit 99.2

FOR IMMEDIATE RELEASE

$18M Order for RADCOM: Selected by Leading North American Mobile
Operator to Deploy Virtual Probe Solution

- Groundbreaking Win: Initial Order of a Significantly Larger Multi-Year Sales Agreement

TEL AVIV, Israel – January 4, 2016 – RADCOM Ltd (NASDAQ: RDCM), today announced an $18 million win following the selection of its MaveriQ solution for a deployment by one of North America’s top-tier telecom operators. This is the initial order within the framework of a multi-year sales agreement for a virtual-probe-based monitoring solution for the operator’s mobile network. This groundbreaking win positions the Company for the next level of growth.

This major order followed nine-months of intensive trials with the operator during which RADCOM demonstrated the superiority of its virtual probe solution over competitors’ offerings. This recognition by one of the telecom industry’s leading players positions RADCOM as the clear technology leader of the market for virtual (NFV) probe-based monitoring solutions.

Ms. Heli (Rachel) Bennun, RADCOM’s Chairwoman of the Board, commented, “Our selection by this important operator is a strong confirmation of RADCOM’s multi-year strategy for our software-based solution that will serve the telecom market’s future NFV needs. Our efforts this year will be focused on flawless execution of our customer commitments together with expanding our sales activities to other top-tier operators around the world.”

Eyal Harari, RADCOM’s VP Products and Marketing commented, “these are extremely exciting times, with RADCOM’s comprehensive solution that is uniquely positioned to serve the needs of the NFV and LTE markets, which are expected to grow significantly for many years to come.”

For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

About RADCOM

RADCOM provides service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM . For more information, please visit www.radcom.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.